                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                               (Amendment No. 1)

                   Under the Securities Exchange Act of 1934


                                 OfficeMax, Inc.
                                 ---------------
                                (Name of Issuer)

                        Common Shares, without par value
                        --------------------------------
                         (Title of Class of Securities)


                                 67622M 10 8
                                -------------
                                (CUSIP Number)

                                Nancie W. LaDuke
                 Kmart Corporation, International Headquarters
                           3100 West Big Beaver Road
                              Troy, MI  48084-3163
                                (810) 643-1792
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 June 26, 1995
                         -----------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box:   [ ].

Check the following box if a fee is being paid with the statement:      [ ].

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                  Schedule 13D





            CUSIP No. 67622M 10 8                                                                        Page 2
                      -----------
  (1)       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Kmart Corporation; I.R.S. Identification No. 38-0729500


  (2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                                        (a) [ ]
                                                                                                                        (b) [ ]


  (3)       SEC USE ONLY



  (4)       SOURCE OF FUNDS
            Not applicable.

  (5)       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                                                         [ ]



  (6)       CITIZENSHIP OR PLACE OF ORGANIZATION

            Michigan

                                                    (7)      SOLE VOTING POWER
                                                                      12,562,022


                                                    (8)      SHARED VOTING POWER
                                                                      None
                     NUMBER OF
                      SHARES
                   BENEFICIALLY                     (9)      SOLE DISPOSITIVE POWER
                     OWNED BY                                         12,562,022
                  EACH REPORTING
                      PERSON                        (10)     SHARED DISPOSITIVE POWER
                       WITH                                           None


  (11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     12,562,022


  (12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES                                             [ ]



  (13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                        24.7%

  (14)      TYPE OF REPORTING PERSON
                     CO

          This Amendment No. 1 to a statement on Schedule 13D filed by Kmart Corporation, a Michigan corporation ("Kmart"), relates to the common shares, without par value (the "Common Shares"), of OfficeMax, Inc., an Ohio corporation (the "Company").

Item 2.   Identity and Background.
          ------------------------
          Item 2 is hereby amended by restating Schedule I in its entirety as attached hereto and incorporated herein by reference.


Item 4.   Purpose of Transaction.
          -----------------------
          Item 4 is hereby amended by restating it in its entirety as follows:

          As of June 26, 1995, Kmart owned 12,562,022 Common Shares, or approximately 24.7% of the outstanding Common Shares. Of the Common Shares owned by Kmart, an aggregate of 26,338 shares must be delivered to the Company upon the exercise of options granted to certain employees of the Company as described below.

          To the knowledge of Kmart, it is the single largest shareholder of the Company. As a result, Kmart may be able to influence significantly the vote on all matters submitted to a vote of the Company's shareholders, including the election of directors and approval of extraordinary corporate transactions. Currently, the Board of Directors of the Company consists of seven (7) members, one of whom is a former executive officer of Kmart, a director and executive officer of a company which is approximately 13% owned by Kmart, and a director of a company which is approximately 30% owned by Kmart.

          Kmart holds the above referenced Common Shares for investment purposes and intends to reduce its ownership interest in the Company over time, subject to prevailing market and other conditions. On June 26, 1995, the Company filed a registration statement on Form S-1 (the "Registration Statement") for the registration of 16,370,250 Common Shares. In the proposed offering to which the Registration Statement relates (the "1995 Offering"), Kmart intends to sell 12,535,684 Common Shares to a syndicate of underwriters represented by Donaldson, Lufkin & Jenrette Securities Corporation, Morgan Stanley & Co., Dean Witter Reynolds Inc., McDonald & Company Securities, Inc., William Blair & Company, Morgan Stanley & Co. International Limited and Dean Witter International LTD.

                 As a result, upon the consummation of the 1995 Offering, Kmart will own 26,338 Common Shares. Under the terms of the Intercompany Agreement dated as of November 9, 1994 (the "Intercompany Agreement"), between the Company and Kmart, all of such remaining Common Shares are issuable to certain employees of the Company upon the exercise of options granted by the Company under Option Cancellation and Amendment Agreements, dated as of November 15, 1991, between the Company and each of such employees (the "Option Agreements"). Such shares are held by the Company's transfer agent pending exercise of options which expire in 1998 and which have an exercise price of $9.02 per share.

                 Except as disclosed above, Kmart does not have any plans or proposals which relate to or would result in any of the matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

         Item 5. Interests in Securities of the Issuer.
                 --------------------------------------
                 Item 5(a) is hereby amended by restating it in its entirety as follows:

                          (a)  Kmart owns beneficially and of record 12,562,022
Common Shares, representing approximately 24.7% of the total number of Common Shares outstanding. Such shares include 26,338 Common Shares that are owned by Kmart but are required to be delivered to the Company, pursuant to the terms of the Intercompany Agreement, upon exercise of options granted by the Company to certain employees under the Option Agreements. Except as set forth in Schedule II hereto, which Schedule is incorporated herein by reference, to the knowledge of Kmart, no executive officer or director of Kmart beneficially owns any Common Shares.

                 Item 5(b) is hereby amended by restating it in its entirety as follows:

                          (b)  Kmart has the sole power to vote, or to direct
the vote, and the sole power to dispose of, or to direct the disposition of, all 12,562,022 Common Shares beneficially owned by it.

                 Item 5(c) is hereby amended by restating it in its entirety as follows:

                          (c)  In the past 60 days, the only transactions in
the Common Shares effected by Kmart have been the delivery to the Company of 3,134 Common Shares upon the exercise of options under the Option Agreements. Such delivery occurred June 14, 1995. The delivery of such Common Shares was made pursuant to the terms of the Intercompany Agreement, and Kmart received consideration of $9.02 per share so delivered.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended by adding the following:

                 Kmart has received the written consent of Donaldson Lufkin & Jenrette Securities Corporation to dispose of the Common Shares held by it on the 1995 Offering prior to the expiration of the 360-day lock-up period specified in the Underwriting Agreement.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------
         Exhibit No.      Description
         -----------      -----------
             8            News Release issued by OfficeMax, Inc.,
                          dated June 26, 1995

             9 News Release issued by Kmart Corporation, dated June 26, 1995

            10 Letter, dated June 27, 1995, from Donaldson, Lufkin & Jenrette Securities Corporation to Kmart Corporation

                                   SIGNATURE
                                   ---------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           KMART CORPORATION

                                           By: /s/ Nancie W. LaDuke
                                              -----------------------------
                                               Nancie W. LaDuke
                                               Vice President and
                                                Secretary



Dated:  June 27, 1995





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
                                   SCHEDULE I
                                   ----------

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                               KMART CORPORATION


                 The names, business addresses and present principal occupations of the directors and executive officers of Kmart are set forth below. If no business address is given, the director's or officer's business address is 3100 West Big Beaver Road, Troy, Michigan 48084. The business address of each of the directors of Kmart is also the business address of such director's employer, if any. All directors and officers listed below are citizens of the United States.

Kmart Directors:
- ----------------

Names and Business Addresses            Present Principal Occupation of Employment
- ----------------------------            ------------------------------------------
Lilyan  H. Affinito                     Former Vice Chairman of the
599 Lexington Avenue, 23rd Fl.          Board of Maxxam Group, Inc.
New York, NY  10022

Floyd Hall                              Chairman of the Board,
3100 West Big Beaver Road               President and Chief Executive
Troy, MI  48084                         Officer of Kmart Corporation

Joseph A. Califano, Jr.                 Chairman and President of Center on Addiction
152 West 57th Street, 12th Fl.          and Substance Abuse, Columbia University
New York, NY  10019

Richard G. Cline                        Chairman & Chief Executive Officer
1844 Ferry Road                         of NICOR, Inc.
Naperville, IL  60563-9600

Willie D. Davis                         President of All Pro Broadcasting, Inc.
161 North LaBrea Avenue
Inglewood, CA 90301

Enrique C. Falla                        Executive Vice President and Chief Financial
2030 Dow Center                         Office of The Dow Chemical Company
Midland, MI 48674

Joseph P. Flannery                      Chairman of the Board, President and Chief
70 Great Hill Road                      Executive Office of Uniroyal Holding, Inc.
Naugatuck, CT 06770

David B. Harper                         President of David B. Harper Management Co., Inc.

F. James McDonald                       Retired President and Chief Operating Officer of
                                        General Motors Corporation

J. Richard Munro                        Chairman of the Executive Committee of
300 First Stamford Place                Time Warner Inc.

Stamford, CT  06902

Donald S. Perkins                             Retired Chairman of the Board of Jewel
100 North Riverside Plaza                     Companies, Inc.
Suite 1700
Chicago, IL  60606

Lawrence Perlman                              Chairman & Chief Executive Officer of Ceridian Corporation
8100 34th Avenue South
Minneapolis, MN  56425-1640

Gloria M. Shatto                              President, Berry College
610 Mount Berry Station
Mount Berry, GA 30149


Kmart Officers:
- ---------------
C. Chinni                                     Executive Vice President, Merchandising
D.W. Keeble                                   Executive Vice President, Store Operations
R.J. Floto                                    Executive Vice President and President, Super
                                                Kmart Centers
T.F. Murasky                                  Executive Vice President and Chief Financial Officer
A.N. Palizzi                                  Executive Vice President, General Counsel
M.P. Rich                                     Executive Vice President Strategic Planning, Finance and
                                                Administration
K.W. Watson                                   Executive Vice President, Marketing and Product
                                                Development
F.M. Comins, Jr.                              Senior Vice President, Executive and
                                                Organization Resources
P.J. Hueber                                   Senior Vice President, Sales and Operations
A.R. Mauro                                    Senior Vice President, Distribution and
                                                Transportation
M.L. Skiles                                   Senior Vice President, Corporate Facilities
W.D. Underwood                                Senior Vice President, Vender and Product Development
T.W. Watkins                                  Senior Vice President, International Operations
D.V. Carter                                   Vice President, Food, Super Kmart Centers
A.A. Giancamilli                              Vice President, General Merchandise Manager -
                                                Consumables and Commodities
J.P. Churilla                                 Vice President and Treasurer
J.E. Ford                                     Vice President, Eastern Region
G.W. Gryson, Jr.                              Vice President, Midwestern Region
G.K. Habeck                                   Vice President, Advertising
S.M. Kahle                                    Vice President, Corporate Affairs
C.B. Kearse                                   Vice President, General Merchandise Manager -
                                                Mens and Childrens
N.W. LaDuke                                   Vice President and Secretary
M.T. Macik                                    Vice President, Human Resources --
                                                U.S. Kmart Stores
D.R. Marsico                                  Vice President, Super Kmart Centers
D.M. Meissner                                 Vice President, Western Region
T.M. Nielsen                                  Vice President, Human Resources -- International
P.J. Palmer                                   Vice President, Labor Relations and Assistant





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

                                                General Counsel
W.H. Parker                                   Vice President, Merchandising --
                                                Books and Sundries
V.G. Rago                                     Vice President, Kmart Store Systems Development
Steven Szymanski                              Vice President, Accounting and Finance
J.S. Valenti                                  Vice President, Southern Region

                                 SCHEDULE II
                                 -----------

                       COMMON SHARES BENEFICIALLY OWNED
                        BY THE DIRECTORS AND EXECUTIVE
                        OFFICERS OF KMART CORPORATION


        The name of each Kmart director and executive officer who beneficially owns Common Shares and the number of Common Shares such director or executive officer beneficially owns are set forth below. To the knowledge of Kmart, the directors and executive officers named below have sole voting and investment power with respect to all shares beneficially owned by them. None of the directors or executive officers set forth below owns 1% or more of the Common Shares outstanding.

                                           Number of Common
Names                                   Shares Beneficially Owned
- -----                                   -------------------------

Kmart Directors:
- ---------------

Lilyan M. Affinito                              1,000
Enrique C. Falla                                1,000
P. James McDonald                               3,000
Donald S. Perkins                               5,000
Gloria M. Shatto                                  500

Kmart Officers:
- --------------

T.P. Murasky                                    5,000
A.N. Palizzi                                    4,264
F.M. Comins, Jr.                                  900
T.W. Watkins                                    2,000
J.E. Ford                                         200
D.R. Marsico                                      100

                                                                  EXHIBIT INDEX
                                                                  -------------


Exhibit Number                                Description
- --------------                                -----------
     8.                                       News Release issued by OfficeMax, Inc., dated June 26, 1995.

     9.                                       News Release issued by Kmart Corporation, dated June 26, 1995.

    10.                                       Letter, dated June 27, 1995, from Donaldson, Lufkin and Jenrette
                                              Securities Corporation to Kmart Corporation.





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